FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME

(Translation of registrant’s name into English)
84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

QUILMES INDUSTRIAL (QUINSA), S.A.

Item

1.	Press Release entitled “Quilmes Industrial (Quinsa) Announces 2003 first Quarter Results” dated May 14, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: May 14, 2003	By:	/s/ Agustin Garcia Mansilla

Name: Agustin Garcia Mansilla
Title: Chief Executive Officer

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall	Van Negris / Lexi Terrero
Quilmes Industrial (Quinsa) S.A.	Van Negris & Company, Inc.
+5411-4321-2744	212-396-0606
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2003 FIRST QUARTER RESULTS

LUXEMBOURG – MAY 14, 2003 — Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the three months ended March 31, 2003.

Results for the first quarter of 2003 consolidate the operations of Companhia de Bebidas das Américas (“AmBev”)’s Southern Cone assets (“ASCA”) for the months of February and March, following the closing of the strategic alliance between AmBev and Quinsa on January 31, 2003. Thus, AmBev’s beverage operations in Argentina, Paraguay and Uruguay have been consolidated as of that date.

As a result of this consolidation, and in an effort to align both companies’ accounting procedures, Quinsa has changed its method for allocating fixed costs and expenses to interim periods throughout the year. Whereas previously Quinsa allocated these according to projected volumes for each of the quarters, as of this quarter fixed costs and expenses will be reflected as they are actually incurred. The only exception to this are advertising and promotion expenses, which are now allocated according to volume projections. All comparisons with the first quarter 2002 will be made on a same-method basis, i.e. adjusting last year’s figures to reflect the same method used this year, thus allowing for homogenous comparisons.

Highlights for the First Quarter 2003

•	EBITDA increased 42% to US$ 46.1 million compared to the first quarter 2002, while EBITDA margin improved 10 percentage points to 31.3%

•	Beer sales volumes increased 17% to 3.9 million hectoliters

•	Net debt decreased US$ 38.3 million to US$ 203.3 million, from March 2002

•	Net profit after tax improved to US$ 1.0 million, or US$ 0.008 per share, compared to a loss of US$ 17.4 million, or a negative US$ 0.165 per share for the first quarter 2002

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Quilmes Industrial (Quinsa) S.A.
Page Two — May 14, 2003

Commenting on the results for the first quarter, Agustín García Mansilla, Quinsa’s CEO, stated: “We are extremely satisfied with the smoothness with which we have integrated AmBev’s operations to our own. The speed with which cost and revenue synergies are being implemented in the three markets where AmBev and Quinsa were both involved is extraordinary.”

“Our enhanced brand portfolio is already delivering results, not only in terms of market share which has certainly grown but also, after our price repositioning, in terms of share of value. In fact, all of these actions have contributed to the growth in the Company’s EBITDA, achieved despite significant currency devaluations.”

Financial review – First Quarter 2003

     Beer volume sales increased to 3,863,000 hectoliters from 3,309,000 hectoliters a year earlier, principally due to strong improvements in Argentina, where the market seems to have bottomed out, and to the addition of volume from AmBev’s southern cone operations. Volumes for soft drinks were virtually flat compared to a year earlier, although the brand mix has improved substantially.

Domestic volume breakdown (thousands of hectoliters)

	Three months to

	March 31, 2003	March 31, 2002

Argentina beer	2,458	2,278
ASCA – Argentina (*)	355	0
Argentina CSD, isotonics, sodas & juices	1,569	1,547
Bolivia	409	388
Chile	142	135
Paraguay beer	330	425
ASCA – Paraguay (*)	59
Uruguay beer	63	79
ASCA – Uruguay (*)	39
Uruguay (CSD&W)	46	83
Exports & other (net)	15	5
TOTAL	5,485	4,940

(*) Includes only February and March, 2003

Net sales declined slightly to US$ 147.5 million from US$ 155.0 a year earlier, despite large local currency devaluations in Argentina, Paraguay and Uruguay, which were partially compensated with the addition of AmBev’s operations and volume increases in Argentina and Bolivia. The following is a breakdown of sales by business:

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Quilmes Industrial (Quinsa) S.A.
Page Three — May 14, 2003

Revenues breakdown (millions of dollars)

	Three months to

	March 31, 2003	March 31, 2002

Argentina beer	57.4	60.2
ASCA – Argentina (*)	7.8	0
Argentina CSD, isotonics, sodas & juices	34.4	37.1
Bolivia	20.8	21.4
Chile	6.7	7.2
Paraguay beer	12.0	19.5
ASCA – Paraguay (*)	2.6	0
Uruguay beer	2.8	5.0
ASCA – Uruguay (*)	1.6	0
Uruguay (CSD&W)	1.6	3.5
Other (net)	(0.2)	1.1
TOTAL	147.5	155.0

(*) Includes only February and March, 2003.

Gross profit increased 22.1% to US$ 66.9 million from US$ 54.8 million a year earlier. It must be noted that last year, the impact of the Argentine peso devaluation on the Company’s cost of goods sold was significant, as inventories were accounted for in US dollars regardless of their source. This year the absence of that one-time effect was largely responsible for the improvement to Quinsa’s gross profit. Also contributing to the increase, however, were lower costs of raw materials and labor.

Despite the consolidation of AmBev’s businesses, selling and marketing personnel costs declined 13.5%. This was offset by higher costs of freight, largely resulting from the addition of AmBev’s businesses. As a result, Quinsa’s selling and marketing expenses remained virtually stable compared to last year.

The Company has continued to focus on expense control and cost-reduction initiatives. Thus, administrative and general expenses for all businesses outside Argentina declined 19% despite the addition of ASCA. In Argentina itself these expenses declined 18%, also despite the addition of AmBev’s business. On a consolidated basis, administrative and general expenses for the first quarter 2003 were US$ 9.3 million compared to US$ 11.3 million a year earlier.

Net interest expense declined to US$ 5.4 million from US$ 6.1 million during the first quarter of 2002. The translation effect on the Company’s balance sheet for the first quarter 2003 was a profit of US$ 7.8 million, due to the appreciation of the Argentine peso relative to the US dollar since December 2002, compared to a charge of US$ 12.5 million last year.

The appreciation of the Argentine peso also resulted in a lower deferred tax asset, since the Argentine subsidiary’s dollar denominated debt declined in peso terms. The decline in the deferred tax asset is included as a charge to the income tax line.

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Quilmes Industrial (Quinsa) S.A.
Page Four — May 14, 2003

Consolidated profit for the first quarter 2003 was US$ 1.0 million, or US$ 0.008 per share, which represents a huge improvement over the loss of US$ 17.4 million, or a negative US$ 0.165 per share of the first quarter in 2002.

Total shareholders’ equity and minority interest increased to US$ 826.9 million as of March 31, 2003 from US$ 818.2 million as of March 31, 2002. The Company’s net debt position — total bank debt net of cash and short-term investments - was US$ 203.3 million as of March 31, 2003, compared to US$ 241.6 million a year ago. The Company’s cash generation was actually larger than suggested by the decline in net debt, since certain Argentine government securities that had been considered short-term investments last year have since been reclassified as non-current assets. On a fully comparable basis, therefore, net debt would have declined US$ 46.5 million. Long term debt portion of total bank debt was US$ 78.8 million, compared to US$ 93.8 million a year ago.

Capital expenditures, excluding acquisitions, reached US$ 7.9 million during the first quarter of 2003 and US$ 3.2 million for the same period in 2002. Approximately 70% of these investments were concentrated in the soft drinks business in Argentina, and were largely related to the 1.25-litre glass returnable format.

MARKETS

ARGENTINA:

Beer: Total volume sales, including exports, increased 8.1% to 2.5 million hectoliters. The addition of AmBev’s volumes for two months this year contributed a further 0.3 million hectoliters. Quinsa has continued to gain market share on a stand-alone basis, reaching 66.3% for the quarter, compared to 65.6% a year earlier. Consolidated with Brahma, total market share increased to 82.0% compared to 80.7% for the first quarter 2002. Importantly, our flagship Quilmes Cristal brand has led this improvement, gaining 3.0 percentage points compared to the fourth quarter 2002. As a result of these developments, the Company’s combined share of value has increased two full percentage points compared to the first quarter last year, reaching 83.4%.

The Company took the decision to lead the industry in terms of price recovery, and increased local prices approximately 10% in March. At the same time, the consumer price gap between the Brahma and Quilmes Cristal brands was reduced to 7%.

Net revenues were US$ 65.2 million for the first quarter this year compared to US$ 60.2 million in 2002. This year includes US$ 7.8 million contributed by two months of AmBev operations.

The absence of a major devaluation to affect inventory costs, as happened last year, was a major contributor to the business’ improvement at the operating level. Reductions in the cost of raw materials and labor expenses allowed for an increase in advertising expenses of more than 50% while also contributing to the improvement in operating profit. Thus operating profit for the first quarter 2003 was US$ 15.2 million, compared to an adjusted profit of US$ 3.5 million in 2002.

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Quilmes Industrial (Quinsa) S.A.
Page Five — May 14, 2003

Operating Highlights

	1 Q 2003	1 Q 2002	1 Q 2002
		adjusted

Total volumes (hectoliters)	2,821,000	2,283,000	2,283,000
Of which AmBev:	355,000	0	0
Net revenues (US$ mm)	65.2	60.2	60.2
Of which AmBev:	7.8	0	0
Operating profit (US$ mm)	15.2	3.5	(0.7)
EBITDA (US$ mm)	26.5	15.2	11.0
EBITDA margin	40.6%	25.2%	18.3%

Soft Drinks: Volumes for soft drink, isotonics, sodas and juices increased 1.4% to 1,569,000 hectoliters, compared to the first quarter last year. Significantly, though, the Company’s A-brands grew 29% over the same period. Thus, although total market share declined from 21.1% to 19.8%, market share in the A-brand segment increased from 25.1% to 26.5%. This improvement in the sales mix is reflected to some extent in average prices, which improved 23% compared to the fourth quarter 2002, although it is still below the average price for the first quarter last year. In the non-carbonated segment, Gatorade volumes increased 54%, setting a new record for the market.

Net sales were US$ 34.4 million, compared to US$ 37.1 million in the first quarter 2002. This was principally due to the shift from high priced to lower priced packaging. Further, local currency price increases could not compensate for the devaluation of the peso.

A reduction in the cost of raw materials and declines in the cost of labor and personnel expenses contributed to the improvement in EBITDA, which was US$ 3.5 million this year compared to a negative US$ 1.7 million last year. A significant contributor to this improvement was the absence this year of the negative effect of the devaluation on inventory costs.

Operating Highlights

	1 Q 2003	1 Q 2002	1 Q 2002
		adjusted

Total volumes (SD&W, and functional beverages — in hl)	1,569,000	1,547,000	1,547,000
Net revenues (US$ mm)	34.4	37.1	37.1
Operating profit (US$ mm)	(0.9)	(6.1)	(7.5)
EBITDA (US$ mm)	3.5	(1.7)	(3.1)
EBITDA margin	10.2%	(4.6%)	(8.4%)

Synergies: Regarding the future of the Argentine business as a whole, the synergies that had been estimated as a result of both the operational merger between the beer and soft drinks businesses and the strategic alliance with AmBev have been confirmed, and management expects the full effect of these to be reflected in the second half of 2004. In that sense, the new sales and distribution structure has already been put in place, aimed at having a single system for all businesses in the country. Further, the Company is already adapting its breweries to produce the Brahma brand. Production will commence during May 2003, and this will allow for synergies in terms of logistics.

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Quilmes Industrial (Quinsa) S.A.
Page Six — May 14, 2003

BOLIVIA:

Domestic volume sales increased 5% during the first quarter 2003, reaching 409,000 hectoliters compared to 388,000 hectoliters for the same period in 2002. This result was achieved despite the lack of evidence that the economy has resumed growth, and was based on a very good performance of our largest brand, Paceña. Since local currency devaluations continued to exceed the rate of inflation, Quinsa’s prices were affected compared to 2002, and declined 8.5% in dollar terms over that period. This resulted in a slight decline in net revenues, which were US$ 20.8 million for the first quarter this year compared to US$ 21.4 million a year ago. As a result of the combination of a conservative price policy, a reduction in cash expenses, and the improved positioning of returnable formats in the sales mix, however, EBITDA margin increased to 48.6%, reaching US$ 10.1 million.

Operating Highlights

	1 Q 2003	1 Q 2002	1 Q 2002
		adjusted

Total volumes (hectoliters)	411,000	388,000	388,000
Net revenues (US$ mm)	20.8	21.4	21.4
Operating profit (US$ mm)	7.4	6.3	6.8
EBITDA (US$ mm)	10.1	9.7	10.2
EBITDA margin	48.6%	45.3%	47.7%

CHILE:

Domestic beer volumes in Chile continued to increase, and reached 142,000 hectoliters. Market share was stable at 11 percent, slightly above the average for full year 2002. Net revenues were US$ 6.7 million, compared to US$ 7.2 million last year. This decline was principally the result of a decline in average prices, in turn caused by the devaluation of the Chilean peso against the US dollar. Continuing cost reduction initiatives allowed the company to offset these effects, to the extent that EBITDA for the first quarter 2003 was unchanged compared to last year.

Operating Highlights

	1 Q 2003	1 Q 2002	1 Q 2002
		adjusted

Total volumes (hectoliters)	142,000	135,000	135,000
Net revenues (US$ mm)	6.7	7.2	7.2
Operating loss (US$ mm)	(0.4)	(0.4)	(0.8)
EBITDA (US$ mm)	0.4	0.4	0.0
EBITDA margin	6.0%	5.6%	0%

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Quilmes Industrial (Quinsa) S.A.
Page Seven — May 14, 2003

PARAGUAY:

The Paraguayan market declined a further 18% during the first quarter 2003, compared to the first quarter 2002. Quinsa’s domestic volumes declined to 389,000 hectoliters from 425,000 a year earlier. Net revenues declined to US$ 14.6 million from US$ 19.5 million in 2002, reflecting the lower volumes and also lower average pricing. The latter was a result of a 43 percent devaluation for the 12 months to March 2003, while consumer inflation was only 20% over the same period. Average prices therefore declined by 21%. Among the business’ major achievements this year has been the fact that AmBev’s operations in the country were fully integrated with only a slight increase in fixed costs, which points to the strong cost reduction efforts conducted by the Company’s existing operation. Further, the AmBev plant has already been closed, its production having been taken over by Quinsa’s Ypané plant. EBITDA for the quarter was US$ 5.7 million, or a very solid 39% margin over sales.

Operating Highlights (beer business)

	1 Q 2003	1 Q 2002	1 Q 2002
		adjusted

Total volumes (hectoliters)	389,000	425,000	425,000
Of which AmBev:	59,000	0	0
Net revenues (US$ mm)	14.6	19.5	19.5
Of which AmBev:	2.6	0	0
Operating profit (US$ mm)	3.2	6.4	6.0
EBITDA (US$ mm)	5.7	8.9	8.5
EBITDA margin	39.0%	45.6%	43.6%

URUGUAY:

The Uruguayan market has been the most affected by the Argentine crisis, and beer market volumes declined 28% during the quarter compared to last year. The Company’s domestic beer volume sales increased to 102, 000 hectoliters as a result of the consolidation of AmBev’s volumes for two months. Soft drink volumes declined 27% to 42,000 hectoliters. Regarding water, a business we are abandoning, volumes declined 85% to 4,000 hectoliters.

AmBev’s operations in the country were integrated with Quinsa’s this year, at only a slight increase to the Company’s fixed cost structure. This reflects the strong efforts to reduce costs successfully implemented by Quinsa’s existing operation.

Net revenues declined to US$ 5.9 million, from US$ 8.5 million last year. This was principally due to the decline in average pricing and to lower soft drink volumes. Pricing was affected by an 85% currency devaluation over the 12 months to March 2003, while consumer inflation was 29% over the same period. Strong reductions in the cost of raw materials and selling expenses could only partially compensate the effects of an unfavorable economic environment.

Operating Highlights

	1 Q 2003	1 Q 2002	1 Q 2002
		adjusted

Total volumes (beer, hectoliters)	102,000	81,000	81,000
Of which AmBev:	39,000	0	0
Total volumes (CSD&W, hectoliters)	46,000	83,000	83,000
Net revenues (US$ mm)	5.9	8.5	8.5
Of which AmBev:	1.6	0	0
Operating profit (US$ mm)	(1.0)	(0.1)	(1.1)
EBITDA (US$ mm)	0.1	0.8	(0.3)
EBITDA margin	1.7%	9.4%	(3.5%)

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Quilmes Industrial (Quinsa) S.A.
Page Eight — May 14, 2003

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company which controls 85 percent of Quilmes International (Bermuda) (“QIB”). The remaining 15 percent share had been owned by Heineken International Beheer B.V. (“Heineken”) until it sold its participation in QIB in January 2003. Their former stake is now held by Beverage Associates (BAC) Corp. (“BAC”) and by Companhia de Bebidas das Americas — AmBev (“AmBev”). BAC and AmBev hold 6.4% and 8.6% of QIB’s shares, respectively.

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in Uruguay and more than 80% of PepsiCo beverage sales in Argentina.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depository Shares, representing the Company’s Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

- Statistical Tables Follow -

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Quilmes Industrial (Quinsa) S.A.
Page Nine — May 14, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT -SUMMARY
(U. S. Dollars in millions, except per share amounts)

	Three months to March 31st

	2003	2002	2002

		(includes cost adjustments)	(as previously reported)

Net sales	147.5	155.0	155.0
Cost of goods sold	(80.6)	(100.2)	(105.9)

Gross profit	66.9	54.8	49.1
Selling and marketing expenses	(34.6)	(35.0)	(35.0)
Administrative and general expenses	(9.3)	(11.3)	(12.8)

Operating profit	23.0	8.5	1.3
Interest income	2.4	1.7	1.7
Interest expense	(7.8)	(7.8)	(7.8)
Goodwill amortization (#)	(4.6)	(5.4)	(5.4)
Translation expense	7.8	(12.5)	(12.5)
Other expenses (net)	(4.2)	(1.7)	(1.7)

Earnings (losses) before taxes and minority interest	16.6	(17.2)	(24.4)
Income taxes	(14.5)	(0.9)	(1.0)
Minority interest	(1.1)	0.7	1.9
Net income (loss)	1.0	(17.4)	(23.5)
Net income (loss) per share(*)	0.008	(0.165)	(0.223)
Net income (loss) per ADR(*)	0.015	(0.330)	(0.445)
Depreciation	23.1	23.9	23.9
EBITDA	46.1	32.4	25.2
EBITDA margin	31.3%	20.9%	16.3%

(#) The first quarter 2003 includes two months’ amortization of the goodwill acquired with the incorporation of AmBev’s Southern Cone Assets, for US$ 0.6 million.

(*) Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 131,760,522 and 105,554,097 as of March 31, 2003 and March 31, 2002, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

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Quilmes Industrial (Quinsa) S.A.
Page Ten — May 14, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED GEOGRAPHIC INFORMATION — SUMMARY
(U. S. Dollars in millions)

	Three months ended
	March 31st
	2003	2002

NET SALES
Argentina beer	65.2	60.2
Argentina soft drinks	34.4	37.1
Bolivia	20.8	21.4
Chile	6.7	7.2
Paraguay	15.2	20.1
Uruguay	5.9	8.5
Interarea sales and other adjustments	(0.7)	0.5

Total	147.5	155.0

		Three months ended
		March 31st,

	2003	2002	2002

		(adjusted)

EBITDA
Argentina beer	26.5	15.2	11.0
Argentina CSD, isotonics, sodas & juices	3.5	(1.7)	(3.1)
Bolivia	10.1	9.7	10.2
Chile	0.4	0.4	0.0
Paraguay	5.7	9.1	8.5
Uruguay (includes soft drinks and water)	0.1	0.8	(0.3)
Holding companies’ expenses and consolidation adjustments	(0.2)	(1.1)	(1.1)
Total	46.1	32.4	25.2

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Quilmes Industrial (Quinsa) S.A.
Page Eleven — May 14, 2003

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET — SUMMARY
(U. S. Dollars in millions)

	As of March 31st,

	2003	2002

ASSETS
Cash, Cash Equivalents and Government Securities	171.8	156.2
Inventories	76.4	89.3
Accounts receivable	30.5	39.6
Other Current Assets	36.0	48.4

Total Current Assets	314.7	333.5
Property, Plant and Equipment, Net	626.0	637.9
Other Assets	437.6	423.9

Total Assets	1,378.3	1,395.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	296.3	304.0
Long-Term Bank Debt	78.8	93.8
Other Liabilities	176.3	179.3

Total Liabilities	551.4	577.1
Minority Interest	150.3	182.6
Shareholders’ Equity	676.6	635.6

Total Liabilities and Shareholders Equity	1,378.3	1,395.3